Ronald S. Tucker

Attorney At Law
79860 Tangelo
La Quinta, CA 92253
(760) 771-0036
FAX: (760) 771-4191

07/27/07

Ms. Goldie Walker
Office of Emerging Growth Companies
Securities & Exchange Commission
450 5th Street, N.W.
Mail Stop 3561
Washington, D.C. 20549


Subject: RX Healthcare Systems, Ltd. - #24-10172 – REQUEST FOR ACCELERATION

Dear Ms. Walker:

RX Healthcare Systems, Ltd., does hereby request acceleration of the qualified date of the pending offering statement prior to 5:00 p.m. Eastern Daylight Time on August 3rd, 2007.

The Company understands the following:

1. That should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would like to thank you for your kind assistance in the process for the qualification of our Offering Statement. It is sincerely appreciated.

Respectively submitted,

Ronald S. Tucker
Chief Executive Officer
RX Healthcare Systems, Ltd.